

07025765

CERTIFIED

7007 AUG -1 A 2:37   25th July, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
            Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

PROCESSED
AUG 0 8 2007
THOMSON
FINANCIAL

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

 **MOL Plc.**



INVESTOR NEWS

25 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 24 July 2007, based on the announcement made on 16 July 2007, MOL bought 489,000 treasury shares at an average price of 29,450 HUF/share on the Budapest Stock Exchange through ING Bank Zrt. as investment service provider. Following this transaction MOL owns 3,633,678 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

26 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 25 July 2007, based on the announcement made on 16 July 2007, MOL bought 487,678 treasury shares at an average price of 28,666 HUF/share on the Budapest Stock Exchange through ING Bank Zrt. as investment service provider. Following this transaction MOL owns 4,121,356 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

